

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 23, 2015

Dale R. Davis
Chief Executive Officer
Global Defense & National Security Systems, Inc.
11921 Freedom Drive, Suite 550
Two Fountain Square
Reston, Virginia 20190

>   **Re: Global Defense & National Security Systems, Inc.**
>   **Preliminary Proxy on Schedule 14A**
>   **Filed July 10, 2015**
>   **File No. 001-36149**

Dear Mr. Davis:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Mara L. Ransom
>
>   Mara L. Ransom
>   Assistant Director
>   Office of Consumer Products